UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AgroFresh Solutions, Inc.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Eric Ross

c/o Boulevard Acquisition Sponsor, LLC
399 Park Avenue, 6th Floor
New York, New York 10022
(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Boulevard Acquisition Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 10,723,665

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 10,723,665

11	Aggregate Amount Beneficially Owned by Each Person 10,723,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.5%

14	Type of Reporting Person CO

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 10,723,665

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 10,723,665

11	Aggregate Amount Beneficially Owned by Each Person 10,723,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.5%

14	Type of Reporting Person IN

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Sonia E. Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 10,723,665

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 10,723,665

11	Aggregate Amount Beneficially Owned by Each Person 10,723,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.5%

14	Type of Reporting Person IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 24, 2014 (the “Initial Schedule 13D”), as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on March 21, 2014. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 1.                                                         Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AgroFresh Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 S. Independence Mall West, Philadelphia, PA 19106. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The Reporting Persons did not acquire securities pursuant to the transaction that required the filing of this Amendment No. 2.

Item 4.                                                         Purpose of Transaction

On July 31, 2015, the Issuer and The Dow Chemical Company (“TDCC”) consummated a business combination (the “Business Combination”), pursuant to the Stock Purchase Agreement, dated April 30, 2015, by and between Boulevard Acquisition Corp. (subsequently renamed AgroFresh Solutions, Inc.) and TDCC (the “Purchase Agreement”) providing for the acquisition by the Issuer of the AgroFresh business from TDCC.

Pursuant to the Purchase Agreement, on July 31, 2015, the Issuer acquired from TDCC all of the issued and outstanding shares of capital stock of AgroFresh Inc. in exchange for $635 million in cash, one share of Series A Preferred Stock and 17,500,000 shares of Common Stock. This issuance of additional shares of Common Stock decreased the percentage of shares of Common Stock held by the Reporting Persons.

In connection with the closing of the Business Combination, the Issuer and the Sponsor entered into an investor rights agreement and a warrant purchase agreement, which are described in Item 6 below. Additionally, the Issuer changed its name to AgroFresh Solutions, Inc.

The share of Series A Preferred Stock and the shares of Common Stock acquired in connection with the closing of the Business Combination were previously owned by Rohm & Haas Company (“R&H”), a wholly-owned subsidiary of TDCC.

As a result of the closing of the Business Combination, the Private Placement Warrants will become exercisable on August 31, 2015. Each Private Placement Warrant entitles the holder to purchase one share of common stock for $11.50 per share. The Sponsor owns an aggregate of 6,160,000 Private Placement Warrants. Shares issuable upon exercise of the Private Placement Warrants are included in the number of shares beneficially owned by the Reporting Persons as set forth on the cover page of this Amendment No. 2. The Private Placement Warrants will expire on July 31, 2020 or earlier upon redemption or liquidation. The Private Placement Warrants (including the shares of common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until July 31, 2016 (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor), and they are not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees.

Item 5.                                                         Interest in Securities of the Issuer

(a)                                 The Reporting Persons may be deemed the beneficial owners of 10,723,665 shares of Common Stock representing approximately 21.5% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 49,940,548 shares of Common Stock reported to be outstanding in the Issuer’s Report on Form 8-K, filed with the Commission on August 6, 2015.

(b)                                 By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 10,723,665 shares of Common Stock beneficially owned by the Sponsor.

(c)                                  On August 5, 2015 and August 18, 2015, the Sponsor distributed 484,410 shares of Common Stock in the aggregate, constituting a distribution of a membership interest in the Sponsor, for no consideration.

In connection with Mark D. Ein’s involvement in the Business Combination, on August 18, 2015, the Sponsor sold 409,300 shares of Common Stock in a private sale to Capitol Acquisition Partners, LLC, at the original price per share of $0.004 per share. An entity controlled by Mr. Ein is the managing member of Capitol Acquisition Partners, LLC, and Mr. Ein is deemed to beneficially own the 409,300 shares of Common Stock.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On July 31, 2015, in connection with the closing of the Business Combination, the Issuer, TDCC, R&H, the Sponsor and certain individuals (such individuals together with the Sponsor, collectively the “Initial Stockholders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”).

Pursuant to the Investor Rights Agreement, any direct or indirect holder of the Common Stock that is party to the Investor Rights Agreement is entitled to demand that the Issuer register the resale of its securities subject to certain minimum requirements. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed after July 31, 2015. The Issuer is required to deliver financial statements and other information for each accounting period to TDCC, R&H, and their subsidiaries that are holders of Common Stock or other equity securities of the Issuers. The Investor Rights Agreement provides that the Issuer will take all necessary action to cause (i) Torsten Kraef (the “Preferred Director”), the individual designated for appointment to the Issuer’s board of directors (the “Board”) by R&H as the holder of the outstanding share of Series A Preferred Stock, or a person designated by the Preferred Director, to be elected a member of the board of directors of each subsidiary of the Issuer, and (ii) each of Gregory F. Freiwald and Macauley Whiting, Jr., each of whom are nominated to the Board by TDCC pursuant to the terms of the Purchase Agreement, to be appointed a member of each committee of the Board of which the Preferred Director is not a member. The Investor Rights Agreement also provides that TDCC, R&H and the Initial Stockholders will agree not to transfer their shares of Common Stock from the closing of the Business Combination until July 31, 2016, subject to limited exceptions, including that R&H has the right to transfer its securities if, in its sole discretion, R&H determines in good faith that its ownership percentage of Common Stock and non-voting common stock of the Issuer would require it to consolidate the results of operations and financial position of the Issuer (a “Consolidation Risk”) and if after providing the Issuer with notice of this Consolidation Risk (the “Consolidation Notice”), the Issuer has not engaged R&H in transactions to reduce its ownership percentage to a level to remediate the Consolidation Risk within 20 business days following the date of the Consolidation Notice.

Warrant Purchase Agreement

On July 31, 2015, in connection with the closing of the Business Combination, TDCC, R&H, the Issuer and the Sponsor entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”).

Pursuant to the Warrant Purchase Agreement, from the closing of the Business Combination and ending on April 30, 2016, the Issuer is required to purchase in the open market, warrants issued in connection with the Issuer’s initial public offering (the “Public Offering”), in an aggregate amount of $10,000,000, at a purchase price per warrant of no more than $1.25. If the Issuer has not purchased in the aggregate $10,000,000 of warrants before April 30, 2016, the Sponsor may sell to the Issuer private placement warrants it holds at $1.00 per private placement warrant to satisfy the obligation (such private placement warrants, together with all other warrants purchased under the Warrant Purchase Agreement, the “Purchased Warrants”). Pursuant to the Warrant Purchase Agreement, the Issuer is required to issue to R&H no later than April 30, 2016, warrants to purchase Common Stock representing 66-2/3% of the Purchased Warrants at no cost to R&H and on the same terms as the warrants issued in connection with the Public Offering. In the event that the Issuer has not issued to R&H an aggregate of 6,000,000 warrants on or prior to April 30, 2016, (a) the Sponsor will be required to transfer to the Issuer, at no cost to the Issuer, the number of warrants equal to one-half of the difference between (i) 6,000,000 and (ii) the number of warrants issued by the Issuer to R&H on or prior to such date (such difference between clauses (i) and (ii), the “Make-Up Warrant Amount”) and (b) the Issuer will be required to issue such number of warrants equal to the Make-Up Warrant Amount.

Item 7.                                                         Material to be Filed as Exhibits

1                                                                                         Securities Purchase Agreement, dated November 19, 2013, between the Issuer and Boulevard Acquisition Sponsor, LLC (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-193320 on January 13, 2014, and incorporated by reference herein).

2                                                                                         Second Amended and Restated Private Placement Warrants Purchase Agreement, dated February 12, 2013, between the Issuer and Boulevard Acquisition Sponsor, LLC (filed as Exhibit 10.3 to the Issuer’s Report on Form 8-K on February 19, 2014, and incorporated by reference herein).

3                                                                                         Securities Assignment Agreement, dated January 31, 2014, among Boulevard Acquisition Sponsor, LLC, Joel Citron; Darren Thompson and Robert J. Campbell (filed as Exhibit 10.10 to the Issuer’s Registration Statement on Amendment No. 1 to Form S-1 SEC File No. 333-193320 on February 3, 2014, and incorporated by reference herein).

4                                                                                         Registration Rights Agreement, dated February 12, 2014, among the Issuer, Boulevard Acquisition Sponsor, LLC, and the other parties thereto (filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K filed on February 19, 2014, and incorporated by reference herein).

5                                                                                         Letter Agreement, dated February 12, 2014, among Boulevard Acquisition Corp., Boulevard Acquisition Sponsor, LLC, and Avenue Capital Management II, L.P. (filed as Exhibit 10.1(a) to the Issuer’s Report on Form 8-K on February 19, 2014, and incorporated by reference herein).

6                                                                                         Securities Escrow Agreement, dated February 12, 2014, among Boulevard Acquisition Corp., Boulevard Acquisition Sponsor, LLC, the Initial Holders party thereto and Continental Stock Transfer & Trust Company (filed as Exhibit 10.4 to the Issuer’s Report on Form 8-K on February 19, 2014, and incorporated by reference herein).

7                                                                                         Joint Filing Agreement, dated February 24, 2014 (filed as Exhibit 7 to the Issuer’s Schedule 13D on February 24, 2014, and incorporated by reference herein).

8                                                                                         Powers of Attorney (filed as Exhibit 24 to Form 4s filed by the Reporting Persons on February 14, 2014 and incorporated by reference herein).

9                                                                                         Investor Rights Agreement, dated July 31, 2015, by and among Boulevard Acquisition Corp., The Dow Chemical Company, Rohm and Haas Company, Boulevard Acquisition Sponsor, LLC, Robert J. Campbell, Joel Citron and Darren Thompson (filed as Exhibit 10.2 to the Issuer’s Report on Form 8-K filed on August 6, 2015, and incorporated by reference herein).

10                                                                                  Warrant Purchase Agreement, dated July 31, 2015, by and among The Dow Chemical Company, Rohm and Haas Company, Boulevard Acquisition Corp. and Boulevard Acquisition Sponsor, LLC (filed as Exhibit 10.5 to the Issuer’s Report on Form 8-K filed on August 6, 2015, and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2015

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Marc Lasry*
Name: Marc Lasry
Its: Managing Member

/s/ Marc Lasry*
Marc Lasry

/s/ Sonia E. Gardner*
Sonia E. Gardner

* By:	/s/ Alan I. Annex
Name: Alan I. Annex
Attorney-in-Fact